SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)

LNB Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

502100-10-0
(CUSIP Number)

Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Fifth Floor, Independence, OH 44131, (216) 328-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502100-10-0	Page 2 of 7

1	name of reporting person s.s. or i.r.s. identification no. of above person Umberto P. Fedeli
2	check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	sec use only
4	source of funds PF
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 643,063
	8	shared voting power
	9	sole dispositive power 643,063
	10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 643,063
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 8.2%
14	type of reporting person* IN

CUSIP No. 502100-10-0	Page 3 of 7

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”), and is filed by Umberto P. Fedeli.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $423,501.95 (excluding commissions) with Mr. Fedeli’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Mr. Fedeli, a long-time investor in community banks and thrifts, purchased the Shares for investment.  Since the filing of his original Schedule 13D on August 9, 2010, Mr. Fedeli has continuously pointed to the Company’s strengths, including a loyal customer base providing solid core of low cost deposits which in turn provide a strong platform for growth, while simultaneously expressing his concern over the on-going performance of the Company.

In his amendment to his Schedule 13D, dated May 12, 2011, Mr. Fedeli noted that while the Company continues to maintain its strengths, Mr. Fedeli remained concerned whether current Company leadership was moving fast enough to enable the Company to realize its potential.  Those same concerns remain today.  He continues to believe that management needs a sense of significant urgency to immediately address three major issues affecting the Company’s performance:

•	ongoing credit problems
•	costs, and
•	substantially enhancing profitable revenue growth.

There is some positive news in the Company’s second quarter performance though much remains to be accomplished.  Costs were held in check with noninterest expense declining to $8,522,000 in the second quarter of 2011 compared to $8,958,000 in the second quarter of 2010, a decline of 4.9%, and the Company’s efficiency ratio showed improvement declining to 66.72% for the three months ended June 30, 2011 from 70.41% in the three months ended June 30, 2010.  (An efficiency ratio measures a bank’s expenses for each dollar of revenue. Thus, a smaller percentage is a better efficiency ratio.)  Mr. Fedeli was also pleased to see that the Company’s pre-provision core earnings (which excludes the impact of the provision for loan losses) had improved 13.3% in the first six months of 2011 compared to the same period in 2010.

CUSIP No. 502100-10-0	Page 4 of 7

Nevertheless, top line growth remains modest.  While total interest income actually fell $503,000, or a loss of 3.9%, from $12,975,000 in the second quarter of 2010 to $12,472,000 in the second quarter of 2011, net interest income managed a very slight increase of $139,000, or 1.4%, from $9,697,000 in the second quarter of 2010 to $9,836,000 in the second quarter of 2011.  Moreover, credit quality continues to be a significant challenge.  The provision for loan losses for the quarter ended June 30, 2011 totaled $3,345,000 compared to $2,109,000 for the second quarter of 2010.  The provision for loan losses for the six month period ended June 30, 2011 totaled $5,445,000 compared to $4,218,000 for the same period in 2010.  The Company’s non-performing loans also continue to increase, growing slightly from $37,808,000 at the end of the first quarter of 2011 to $37,954,000 at the end of the second quarter of 2011.

The continuing credit issues impacted net income for the quarter.  Net income available to common stockholders decreased $531,000, or 57.4%, from $925,000 for the three months ended June 30, 2010 to $394,000 in the second quarter of 2011.  Earnings per share in the same two periods decreased 7 cents, or 58.3%, from 12 cents to 5 cents.  For the six month period, net income available to common stockholders decreased $732,000, or 37.8%, from $1,937,000 for the six month period ended June 30, 2010 to $1,205,000 in the first six months of 2011.  Earnings per share in the same six month periods decreased 11 cents, or 42.3%, from 26 cents to 15 cents.  The Company’s annualized return on average assets was 0.39% for the first quarter of 2011.  At the end of the first quarter, Mr. Fedeli observed that the ratio was far below a 1.0% return which Mr. Fedeli believed to be an optimistic, but attainable goal.  He still holds that belief.  In the second quarter of 2011, the return on average assets fell to 0.24%.

Overall, while second quarter results point to some positive trends, much work remains to be done on the three major issues affecting the Company’s performance.  Mr. Fedeli believes that the key to creating shareholder value is to resolve the Company’s credit issues while simultaneously controlling costs and sustaining the growth in core earnings that we began to see this quarter.  Successful, and urgent, execution of a strategic plan focused on these three core issues can generate significant profits and create value for all shareholders.  Management and the board need to make creating shareholder value the #1 priority.

At the same time, the Company’s board must consider ways to replace its federal TARP funds in a manner that is non-dilutive to all the Company’s shareholders.  If the Company is unable to improve profitability significantly, through the combination of simultaneously addressing ongoing credit problems and significantly and sustainably decreasing costs and improving revenue, along with adopting a successful strategy to replace TARP, Mr. Fedeli believes there will be no choice but for the Company to consider strategic alternatives, such as a sale or merger, to enhance shareholder value. For Mr. Fedeli, a sale or merger is not the desired outcome. He prefers an aggressive, prudent long-term growth strategy to improve performance and allow the Company to control its own destiny and flourish as a healthy community bank.

To achieve and accelerate a successful growth strategy, Mr. Fedeli reiterates his previously stated views that:

•
The Company needs to continue to align the board, management and the shareholders and the Company’s culture must continue to positively improve, with the focus always being on creating shareholder value.

CUSIP No. 502100-10-0	Page 5 of 7

•
The Company’s board still continues to be too large.  Previously, he has recommended reducing the size of the board so that the remaining directors are fully engaged in the strategic process and focused on growing the Company.  He continues to believe this step is vital.

•
Members of the board should hold a more significant stake in the Company so that the interests of the board are aligned with those of all the shareholders.  With the decision on replacing TARP looming, Mr. Fedeli believes it is all the more important that the board’s interests be aligned with the shareholders.  Mr. Fedeli commends Chairman Herrick for his recent purchases of Company stock and invites other board members to do the same.

•
The logical choice to lead the change and create a sense of urgency is already on the board.  Thomas P. Perciak is the most successful banker on the board.  With his significant track record and bank experience, he should be appointed executive chairman of the board.  Mr. Fedeli feels that Mr. Perciak can make a greater contribution to the board and the shareholders by taking a more significant role and more directly overseeing management and that the board should consider this as an option.

•	Management should be held accountable if they do not successfully execute a growth plan within a reasonable amount of time.

Mr. Fedeli intends to continue to talk with and meet with members of the Company’s board of directors and its management team to learn more about their progress and to share ideas and thoughts on how to best maximize shareholder value over the long-term. Mr. Fedeli is willing to take a more substantial role in the Company to further accelerate the Company’s growth.  To do so, Mr. Fedeli may seek to place a representative on the board.  In addition, he is open to increasing his investment significantly in the Company further if he feels that management can generate results and the Company is receptive to Mr. Fedeli’s ideas.

Regulatory approvals may be required depending on Mr. Fedeli’s level of stock ownership and in connection with attaining representation on the Company’s board. Mr. Fedeli intends to obtain any required approvals and would also intend to seek the approval of the Company to both increase his stock ownership and place a representative on the board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a)         According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,882,249 Shares outstanding.

Mr. Fedeli beneficially owns a total of 643,063 Shares, or 8.2% of the outstanding Shares.

CUSIP No. 502100-10-0	Page 6 of 7

(c)         In the past sixty days, Mr. Fedeli purchased 74,804 Shares in open market transactions as set forth below:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
05/20/2011	5,500	$5.76
05/23/2011	300	$5.73
05/24/2011	7,655	$5.73
05/25/2011	8,000	$5.73
05/26/2011	400	$5.70
05/31/2011	5,352	$5.70
06/01/2011	2,008	$5.67
06/02/2011	34	$5.68
06/06/2011	6,000	$5.68
06/07/2011	15,164	$5.68
06/08/2011	3,900	$5.60
06/10/2011	4,300	$5.63
06/14/2011	1,300	$5.60
06/17/2011	1,332	$5.69
07/11/2011	810	$5.63
07/12/2011	1,454	$5.63
07/21/2011	100	$5.60
07/21/2011	10,000	$5.53
07/25/2011	934	$5.39
07/26/2011	261	$5.23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2011
/s/ Umberto P. Fedeli
Umberto P. Fedeli